UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Tiptree Financial Inc.

(Name of Company)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

88822Q103

(CUSIP Number of Class of Securities)

Geoffrey Kauffman

Chief Executive Officer

Tiptree Financial Partners, L.P.

780 Third Avenue, 21st Floor

New York, NY 10017

(212) 446-1400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 1, 2013

(Date of Event which Requires

Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tiptree Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER Warrant to purchase 652,500 shares of Class A Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER Warrant to purchase 652,500 shares of Class A Common Stock (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Warrant to purchase 652,500 shares of Class A Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6% (See Item 5)
14		TYPE OF REPORTING PERSON* PN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 2 of 13

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tiptree Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF; PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER Warrant to purchase 652,500 shares of Class A Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER Warrant to purchase 652,500 shares of Class A Common Stock (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Warrant to purchase 652,500 shares of Class A Common Stock (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6% (See Item 5)
14		TYPE OF REPORTING PERSON* OO

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 3 of 13

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tricadia Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF; PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON* HC, PN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 4 of 13

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tricadia Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON* HC

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 5 of 13

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Barnes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 908,207 shares of Class A Common Stock
	8	SHARED VOTING POWER Warrant to purchase 652,500 shares of Class A Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 908,207 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER Warrant to purchase 652,500 shares of Class A Common Stock (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,560,707 shares of Class A Common Stock (includes Warrant to purchase 652,500 shares of Class A Common Stock (See Item 5))
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3% (See Item 5)
14		TYPE OF REPORTING PERSON* HC, IN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 6 of 13

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arif Inayatullah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 527,909 shares of Class A Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 527,909 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 527,909 shares of Class A Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14		TYPE OF REPORTING PERSON* HC, IN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 7 of 13

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 23, 2010 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on July 10, 2012 (“Amendment No. 1”) and Amendment No. 2 to the Original Schedule 13D, filed with the SEC on January 3, 2013 ("Amendment No. 2" and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D") with respect to the common stock (reclassified on July 1, 2013 as Class A common stock), par value $0.001 per share (the "Class A Common Stock"), of Tiptree Financial Inc., a Maryland corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 1, 2, 3, 4, 5 and 6 as set forth below.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D (this “Statement”) relates to certain shares (the “Shares”) of Class A common stock, par value $0.001 per share (the “Class A Common Stock”) of Tiptree Financial Inc., a Maryland corporation (the “Company”). The address of the principal executive offices of the Company is 780 Third Avenue, 21st Floor, New York, New York 10017.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

	(a)	This Statement is filed by:

		(i)	Tiptree Financial Partners, L.P., a Delaware limited partnership (“Tiptree”), with respect to the Shares beneficially owned directly by it;

		(ii)	Tiptree Capital Management, LLC, a limited liability company organized under the laws of the State of Delaware (“Tiptree Capital”), as manager of Tiptree, with respect to the Shares beneficially owned directly by Tiptree;

		(iii)	Tricadia Holdings, L.P., a Delaware limited partnership (“Tricadia Holdings”), with respect to the Shares beneficially owned directly by Tricadia Holdings;

		(iv)	Tricadia Holdings GP, LLC, a limited liability company organized under the laws of the State of Delaware (“Holdings GP”), as general partner of Tricadia Holdings, with respect to the Shares beneficially owned directly by Tricadia Holdings;

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 8 of 13

(v)	Michael Barnes, executive chairman and beneficial holder of greater than 10% of the outstanding limited partnership units of Tiptree, with respect to the Shares beneficially owned by Tiptree, and as managing partner of Tricadia Holdings, with respect to the Shares beneficially owned by Tricadia Holdings; and

(vi)	Arif Inayatullah, with respect to the Shares beneficially owned directly by him.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business office of Tiptree and Tiptree Capital is 780 Third Avenue, 21st Floor, New York, New York 10017. The address of the principal business office of Tricadia Holdings, Holdings GP, Michael Barnes and Arif Inayatullah is 780 Third Avenue, 29th Floor, New York, New York 10017.

(c) The principal business of Tiptree is to serve as a holding company for (i) a warrant to purchase 652,000 shares of Class A Common Stock of the Company; (ii) all of the issued and outstanding shares of Class B Common Stock of the Company and (iii) approximately 75% of the issued and outstanding membership units of Tiptree’s and the Company’s subsidiary, Tiptree Operating Company, LLC (together with warrants to purchase additional membership units of such subsidiary). The principal business of Tiptree Capital is managing Tiptree. The principal business of Tricadia Holdings is serving as a holding company for various investment advisers and manager entities. The principal business of Holdings GP is serving as a general partner of Tricadia Holdings. The principal occupations of Michael Barnes are serving as (i) managing partner of Tricadia Holdings and its affiliates and (ii) chairman of the board of directors of Tiptree. The principal occupation of Arif Inayatullah is serving as a managing partner of Tricadia Holdings and its affiliates.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Tiptree is a Delaware limited partnership. Tiptree Capital is a Delaware limited liability company. Tricadia Holdings is a Delaware limited partnership. Holdings GP is a Delaware limited liability company. Messrs. Inayatullah and Barnes are citizens of the United States.

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 9 of 13

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended and supplemented by the following:

On July 1, 2013, Mr. Barnes received 828,152 Shares of Class A Common Stock of the Company previously beneficially owned by Tiptree and Mr. Inayatullah received 482,515 Shares of Class A Common Stock of the Company previously beneficially owned by Tiptree, in each case in exchange for redemption of certain of their limited partnership interests in Tiptree in accordance with a private offer by Tiptree to its limited partners.

Effective as of July 1, 2013, Tricadia Holdings distributed to its partners (including Messrs. Barnes and Inayatullah) Shares of Class A Common Stock previously beneficially owned by it and its wholly-owned subsidiary. As part of such distribution, Mr. Barnes received 80,055 Shares of Class A Common Stock, and Mr. Inayatullah received 45,394 Shares of Class A Common Stock.

Item 4.	Purpose of Transaction

The last twelve paragraphs of Item 4 of the Schedule 13D are hereby amended by the following:

On July 1, 2013, the Company, Tiptree and Tiptree Operating Company, LLC (“Operating Subsidiary”) consummated the transactions set forth in that certain Contribution Agreement, dated December 31, 2012 (the “Contribution Agreement”). Pursuant to the Contribution Agreement, and subject to its terms and conditions, (i) the Company contributed all of its assets (other than its ownership of common units ("Common Units") of Operating Subsidiary) to Operating Subsidiary in exchange for 10,289,192 Common Units representing an approximately 25% interest in Operating Subsidiary (the "Company Contribution"), and (ii) Tiptree contributed substantially all of its assets (other than its shares of the Company’s common stock, cash in an aggregate amount equal to the purchase price of the Warrants (as defined below), Tiptree's partnership records and Tiptree's rights under the Contribution Agreement and other transaction documents) to Operating Subsidiary (the "Tiptree Contribution" and, together with the Company Contribution, the "Contribution Transactions") in exchange for 31,147,371 Common Units representing an approximately 75% interest in Operating Subsidiary and 31,147,371 shares of the Company’s newly classified Class B Common Stock, par value $0.001 per share ("Class B Common Stock").

In addition, Tiptree paid Operating Subsidiary (a) $4,327,500 in cash for warrants to purchase an aggregate of 2,098,500 Common Units at an exercise price of $8.48 per Common Unit and (b) $6,846,380 in cash for a warrant to purchase 1,510,920 Common Units at an exercise price of $5.36 per Common Unit (collectively, the "Warrants").

In connection with the consummation of the Contribution Transactions (“Closing”), the Company filed with the Maryland Department of Assessments and Taxation ("MSDAT") its Fourth Articles of Amendment and Restatement, substantially in the form attached as Exhibit A to the Contribution Agreement (the "Amended and Restated Charter"), in order to, among other things, (i) change the name of the Company from “Care Investment Trust Inc.” to "Tiptree Financial Inc.", (ii) rename its then-issued and outstanding common stock as "Class A Common Stock", with no change to the economic or voting rights of such stock, (iii) reclassify 50,000,000 authorized and unissued shares

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 10 of 13

of Common Stock as Class B Common Stock, and (iv) remove certain provisions related to the Company’s qualification as a real estate investment trust ("REIT"). Holders of the Class A Common Stock and the Class B Common Stock will vote together as a single class, subject to certain exceptions, but holders of Class B Common Stock will have no economic rights in the Company, including no right to receive dividends or distributions, upon liquidation or dissolution of the Company or otherwise.

In addition, at Closing, the Company and Tiptree entered into the Amended and Restated Limited Liability Company Agreement of Operating Subsidiary (the "Operating Agreement"), substantially in the form attached as Exhibit C to the Contribution Agreement. Pursuant to the Operating Agreement, beginning one year after the date of the Operating Agreement, holders of Common Units will have the right to cause Operating Subsidiary to redeem their Common Units for an equal number of shares of Class A Common Stock, subject to certain adjustments; provided, that, the Company, at its sole option and discretion, has the right to deliver to the redeeming holder a cash amount (or a combination of cash and shares) based on the market value of the Class A Common Stock on the date of redemption. Upon redemption of each Common Unit by Tiptree, one share of Class B Common Stock held by Tiptree will be redeemed by the Company for no consideration. The Company is the initial managing member of Operating Subsidiary and transfers of Common Units without prior written consent of the managing member will be subject to certain restrictions.

At the Closing, the Company and Tiptree entered into a Registration Rights Agreement, substantially in the form attached as Exhibit B to the Contribution Agreement. Pursuant to the Registration Rights Agreement, on or prior to the first anniversary of the Closing, the Company is required to prepare and file a "shelf" registration statement with respect to the resale of the shares of Class A Common Stock that may be issued pursuant to the redemption of Common Units described above.

At Closing, Tiptree privately offered to qualified Tiptree limited partners the right to receive shares of Common Stock currently owned by Tiptree, in exchange for such limited partners’ proportionate interests in Tiptree.

The Contribution Agreement contains customary representations, warranties and covenants made by the Company, Tiptree and Operating Subsidiary.

In connection with the Contribution Transactions and pursuant to the Contribution Agreement, Salvatore (Torey) V. Riso, J. Rainer Twiford and Jean-Michel (Mitch) Wasterlain resigned from the Board subject to, and effective at, the Closing. Messrs. Richard A. Price and Bradley E. Smith have joined the Board of the Company, effective at Closing.

Geoffrey Kauffman, the President and Chief Executive Officer of Tiptree, and Julia Wyatt, the Chief Financial Officer of Tiptree, will serve in such roles with the expanded Company following the Closing. Following the Closing, Mr. Riso, previously the President and Chief Executive Officer of the Company, will continue to serve in such role in connection with the continued management of the Care Investment Trust Inc. assets and business, which will be held by a subsidiary of the Operating Subsidiary.

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 11 of 13

The foregoing summary does not describe all of the terms and conditions contained in the Contribution Agreement and is subject to and qualified in its entirety by reference to the Contribution Agreement (including the Exhibits thereto), a copy of which is referenced as Exhibit 7 to Amendment No. 2 and the terms of which are incorporated herein by reference.

Item 5.	Interest in Securities of the Company.

Item 5 is hereby amended and restated in its entirety as follows

(a) As of the date of this Statement, Tiptree and Tiptree Capital may, in the aggregate, be deemed to own 652,500 Shares of Class A Common Stock issuable upon exercise of the CRE Warrant to purchase such Shares. These Shares represent approximately 6% of the shares of Class A Common Stock outstanding based on 10,898,520 shares of Class A Common Stock outstanding based on information reported in the Company's Current Report on Form 8-K, dated July 2, 2013 (which consists of 10,246,020 issued and outstanding shares of Class A Common Stock plus 652,500 shares of Class A Common Stock issuable upon exercise of the CRE Warrant to purchase such Shares).

As of the date of this Statement, Michael Barnes may be deemed to own 1,560,707 Shares of Class A Common Stock (including 652,500 Shares of Class A Common Stock issuable upon exercise of the CRE Warrant to purchase such Shares). These Shares represent approximately 14.3% of the shares of Class A Common Stock outstanding based on 10,878,051 shares outstanding based on information reported in the Company's Current Report on Form 8-K, dated July 2, 2013 (which consists of 10,246,020 issued and outstanding shares of Class A Common Stock plus 652,500 shares of Class A Common Stock issuable upon exercise of the CRE Warrant to purchase such Shares).

As of the date of this Statement, Arif Inayatullah may be deemed to own 527,909 shared of Class A Common Stock. These Shares represent approximately 4.8% of the shares of Class A Common Stock outstanding based on information reported in the Company's Current Report on Form 8-K, dated July 2, 2013 (which consists of 10,246,020 issued and outstanding shares of Class A Common Stock plus 652,500 shares of Class A Common Stock issuable upon exercise of the CRE Warrant to purchase such Shares).

(b) Tiptree has the power to dispose of and the power to vote the 652,500 Shares beneficially owned by it, which power may be exercised by its manager, Tiptree Capital. Tiptree Capital is an indirect subsidiary of Tiptree. Michael Barnes, as chairman and beneficial holder of greater than 10% of the outstanding limited partnership units of Tiptree, directs Tiptree’s operations.

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 12 of 13

Mr. Barnes has the sole power to dispose of and the sole power to vote the 908,207 Shares of Class A Common Stock directly owned by him and, as executive chairman and a significant limited partner of Tiptree, has shared power to dispose of and vote the 652,500 Shares beneficially owned by Tiptree. By reason of the provisions of Rule 13d-3 of the Act, Mr. Barnes may be deemed to beneficially own the 652,500 Shares beneficially owned by Tiptree.

Mr. Inayatullah has the sole power to dispose of and the sole power to vote the 527,909 Shares of Class A Common Stock directly owned by him.

Tiptree Capital does not directly own any shares of Class A Common Stock. By reason of the provisions of Rule 13d-3 of the Act, Tiptree Capital may be deemed to own beneficially the 652,500 Shares beneficially owned by Tiptree.

Neither Holdings nor Holdings GP directly nor beneficially own any Shares of Class A Common Stock.

(c) As described in Item 3, pursuant to the Purchase Agreement and Warrant Purchase Agreement, Tiptree acquired 6,185,050 newly issued shares of Common Stock (since reclassified Class A Common Stock) (adjusted to 9,277,575 Shares of Class A Common Stock following the Company’s three-for-two stock split) and the CRE Warrant to purchase 435,000 Shares of Class A Common Stock (adjusted to 652,500 Shares of Class A Common Stock following the Company’s three-for-two stock split) for a total purchase price of $55,765,450. Effective July 1, 2013, in connection with the Contribution Transactions, in exchange for the redemption of certain of its limited partnership units Tiptree distributed the 9,277,575 Shares of Class A Common Stock to certain of its limited partners who elected to receive such distribution. Tiptree retained the CRE Warrant. Except as described herein, the Reporting Persons have not effected any transactions in the shares of Common Stock during the last 60 days.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 13 of 13

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 3, 2013

TIPTREE FINANCIAL PARTNERS, L.P.

By:	/s/ Geoffrey Kauffman
	Name:	Geoffrey Kauffman
	Title:	Chief Executive Officer

TIPTREE Capital management, llc

By:	/s/ Julia Wyatt
	Name:	Julia Wyatt
	Title:	Chief Financial Officer

tricadia holdings, L.P.

By:	/s/ Arif Inayatullah
	Name:	Arif Inayatullah
	Title:	Principal

tricadia holdings GP, LLC

By:	/s/ Arif Inayatullah
	Title:	Managing Member
	Name	Arif Inayatullah

/s/ Michael Barnes
Michael Barnes

/s/ Arif Inayatullah
Arif Inayatullah